Exhibit 99.4

[Translated into English from the original Hebrew. In the case of any discrepancy between the English and

Hebrew versions, the Hebrew will prevail.]

September 1, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding the Existence of a Material Error

Requiring the Correction of Financial Statements

Nature of the Error: Correction of Revenues and Costs Estimate

1.	The date on which the corporation reached the conclusion that its financial statements as previously reported contain a material error which requires their correction: August 31, 2014

2.	The financial statements containing a material error:

Date on which the financial statements were published	Reporting period
May 28, 2014	March 31 of 2014
March 26, 2014	December 31 of 2013
August 26, 2013	June 30 of 2013
May 27, 2013	March 31 of 2013
March 19, 2013	December 31 of 2012
November 20, 2013	September 30 of 2013

3.	Description and correction of the error:

1. As part of the process of preparing the financial statements of U. Dori Construction Ltd. (“Dori Construction”) for the second quarter of 2014, Dori Construction carried out a comprehensive examination of the estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the original estimates of anticipated revenues and costs of the projects of Dori Construction, compared to the current estimates. In light of the aforementioned, the board of directors of Dori Construction appointed a special committee and granted it extensive powers in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of the projects of Dori Construction. Pursuant to this, an independent, external inspector was appointed, who conducted independent testing of the various estimates of Dori Construction’s projects and also tested the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its aforesaid examination.

As a result of the examinations, it was revealed that there exists a material deviation in the original estimates of anticipated revenues and costs of the projects of Dori Construction compared to the current estimates, totaling a net amount of NIS 441 million (the “Deviation Amount”). The differences in the project estimates arise, inter alia, from delays in the construction and engineering failures that increased the construction costs, cash flow problems that caused delays in payments to contractors and suppliers and which resulted in a slowdown in project construction and the accrual of additional overhead expenses, from underpricing the projects and also from changes in the estimates of the warranty provision.

In light of the deviation in the estimate of the anticipated revenues and costs in various projects of Dori Construction, Dori Construction reviewed the allocation of the amounts over the prior periods. Following the review, Dori Construction reached the conclusion that the financial statements for prior reporting periods, beginning from the fourth quarter of 2012, needed to be corrected. As a result, the Company has now restated its financial statements as of December 31, 2013 and for the year then ended and as of June 30, 2013 and for the periods of six and three months then ended.

Further thereto, the Company is required to republish its financial statements for 2013 and for the first quarter of 2014, in order to retroactively reflect the effect of correcting the error in the estimates of the anticipated revenues and costs of Dori Construction and of the profit resulting therefrom in the projects of Dori Construction.

2. Based on information brought to the attention of the management and the Board of Directors as referred to above, material weaknesses exist in the internal control and, accordingly, the internal control is not effective. In its financial statements for the second quarter of 2014, Dori Construction stated that management, under the supervision of Dori Construction’s board of directors, had taken measures in order to ensure that, despite the existence of a material weakness in the internal control, the financial statements of Dori Construction as of June 30, 2014 were prepared in compliance with statutory provisions. This included, inter alia, the establishment of a special committee of the board of directors of Dori Construction, in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of the projects of Dori Construction. The special committee appointed separate, independent legal and accounting consultants to assist it in its work, and has also appointed a reputed firm engaged in engineering supervision as an independent, external inspector, whose duties are to examine and verify the data and aforementioned estimates. The external inspector conducted independent testing in relation to most of the project estimates of Dori Construction and also tested the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its examination.

Within the framework of updating the budgetary control that Dori Construction conducts for all the relevant projects and within the framework of the examinations conducted by Dori Construction and by the external inspector, as described above, the estimates of anticipated revenues and costs of Dori Construction’s projects through to their completion were examined, with this being, inter alia, based on Dori Construction’s contractual terms with project customers, subcontractors and suppliers, exceptions and additions to the projects, changes in the requirements of project customers, price increases for raw materials and other inputs, reassessment of the projects’ anticipated completion periods and the financial implications resulting therefrom, accrued expenses, including expenses remaining to be paid to suppliers and subcontractors, the balance of overhead expenses at constructions sites and other general expenses. As of the approval date of the financial statements of the Company as of June 30, 2014, the special committee had not yet completed the process of clarifying the reasons behind the material deviation in the estimates of revenues and costs, and it is considering, inter alia, appointing an additional independent, external examiner in order to examine the broader reasons for the aforesaid deviation. As stated, Dori Construction is examining the reasons that led to the material deviation. Once the examination process is completed, Dori Construction will act to internalize the lessons to prevent the recurrence of such situations. Shortly after completion of the process, Dori Construction will act to apply the lessons internalized and, in particular, to strengthen the controls and to remediate the material weaknesses.

The board of directors of Dori Construction has instructed its management to act to remediate the material weaknesses, as referred to above, as soon as possible and in no event later than by the date of Dori Construction’s financial statements for 2014, and to thereby reduce the risk of material misstatements in the aforesaid financial statements. Furthermore, Dori Construction has begun to deploy a new information system, and intends to use this system to assist it in strengthening its internal control and to enhance the availability of information and its reliability at Dori Construction.

In light of the aforementioned, the audit committee and the board of directors of the Company have examined the processes that were conducted by Dori Construction pursuant to the preparation of its financial statements for the second quarter of 2014, and have received regular reports and updates from Dori Construction concerning the ongoing processes and, at their request, the follow-up and ongoing receipt of updates from Dori Construction will continue with respect to the measures taken and those it intends to take within the framework of the process, in order to remediate the material weaknesses and to also reduce the risk of material misstatement in the financial statements of the Company in the future.

3. In the Company’s opinion, the correction of the error had a material impact on the Company’s business, including the Company’s compliance with financial covenants, complying with the dividend distribution tests, or affecting the compensation of its Officers or other liabilities deriving from financial activities. Additionally, the aforementioned correction has had no implications for the Company’s financial situation.

4.	The error amount and line items in the financial statements that were affected:

Reporting period	Line item name	As reported	Error amount	After correction	Comments
March 31 of 2014	Trade receivables	872	-204	668	Consolidated statements
March 31 of 2014	Inventory of buildings and apartments for sale	737	-10	727	Consolidated statements
March 31 of 2014	Deferred taxes	111	-5	106	Consolidated statements
March 31 of 2014	Trade payables	888	13	901	Consolidated statements
March 31 of 2014	Advances from customers and buyers of apartments	267	6	273	Consolidated statements
March 31 of 2014	Income taxes payable	37	-5	32	Consolidated statements
March 31 of 2014	Retained earnings	5,340	-102	5,238	Consolidated statements
March 31 of 2014	Reserves	-1,931	-21	-1,952	Consolidated statements
March 31 of 2014	Equity Attributable to Equity holders of the Company	7,912	-123	7,789	Consolidated statements
March 31 of 2014	Non-controlling interests	14,454	-141	14,313	Consolidated statements
March 31 of 2014	Revenues from sale of buildings, land and construction work performed	391	-60	331	Consolidated statements
March 31 of 2014	Cost of buildings sold, land and construction work performed	416	22	438	Consolidated statements
March 31 of 2014	Taxes on Income	80	12	92	Consolidated statements
March 31 of 2014	Net income	408	-94	314	Consolidated statements
March 31 of 2014	Net income attributable to equity holders of the Company	192	-35	157	Consolidated statements
March 31 of 2014	Net income attributable to non-controlling interests	216	-59	157	Consolidated statements
March 31 of 2014	Basic net earnings per share	1.09	-0.20	0.89	Consolidated statements
March 31 of 2014	Diluted net earnings per share	1.09	-0.20	0.89	Consolidated statements
March 31 of 2014	Investments in subsidiaries	11,883	-123	11,760	Separate financial information (“solo”)
March 31 of 2014	Retained earnings	5,340	-102	5,238	Separate financial information (“solo”)

March 31 of 2014	Reserves	-1,931	-21	-1,952	Separate financial information (“solo”)
March 31 of 2014	Equity Attributable to Equity holders of the Company	7,912	-123	7,789	Separate financial information (“solo”)
March 31 of 2014	Other accounts payable	1,291	31	1,322	Consolidated statements
December 31 of 2013	Income from subsidiaries, net	132	-35	97	Separate financial information (“solo”)
December 31 of 2013	Net income attributable to equity holders of the Company	192	-35	157	Separate financial information (“solo”)
December 31 of 2013	Trade receivables	831	-142	689	Consolidated statements
December 31 of 2013	Other accounts receivable	298	4	302	Consolidated statements
December 31 of 2013	Inventory of buildings and apartments for sale	703	-11	692	Consolidated statements
December 31 of 2013	Trade payables	936	4	940	Consolidated statements
December 31 of 2013	Other accounts payable	1,253	19	1,272	Consolidated statements
December 31 of 2013	Advances from customers and buyers of apartments	259	8	267	Consolidated statements
December 31 of 2013	Income taxes payable	34	-2	32	Consolidated statements
December 31 of 2013	Deferred taxes	3,284	-8	3,276	Consolidated statements
December 31 of 2013	Retained earnings	5,228	-68	5,160	Consolidated statements
December 31 of 2013	Reserves	-1,861	7	-1,854	Consolidated statements
December 31 of 2013	Equity Attributable to Equity holders of the Company	7,863	-61	7,802	Consolidated statements
December 31 of 2013	Non-controlling interests	14,660	-109	14,551	Consolidated statements
December 31 of 2013	Revenues from sale of buildings, land and construction work performed	1,794	-122	1,672	Consolidated statements
December 31 of 2013	Cost of buildings sold, land and construction work performed	1,667	21	1,688	Consolidated statements
December 31 of 2013	General and administrative expenses	611	-1	610	Consolidated statements
December 31 of 2013	Taxes on Income	272	-7	265	Consolidated statements
December 31 of 2013	Net income	2,320	-135	2,185	Consolidated statements
December 31 of 2013	Net income attributable to equity holders of the Company	982	-55	927	Consolidated statements
December 31 of 2013	Net income attributable to non-controlling interests	1,338	-80	1,258	Consolidated statements
December 31 of 2013	Basic net earnings per share	5.73	-0.32	5.41	Consolidated statements
December 31 of 2013	Diluted net earnings per share	5.67	-0.32	5.35	Consolidated statements
December 31 of 2013	Investments in subsidiaries	11,974	-61	11,913	Separate financial information (“solo”)
December 31 of 2013	Retained earnings	5,228	-68	5,160	Separate financial information (“solo”)
December 31 of 2013	Reserves	-1,882	7	-1,875	Separate financial information (“solo”)
December 31 of 2013	Equity Attributable to Equity holders of the Company	7,863	-61	7,802	Separate financial information (“solo”)
December 31 of 2013	Income from subsidiaries, net	934	-55	879	Separate financial information (“solo”)
December 31 of 2013	Net income attributable to the Company	982	-55	927	Separate financial information (“solo”)
June 30 of 2013	Trade receivables	797	-49	748	Consolidated statements
June 30 of 2013	Other accounts receivable	302	-5	297	Consolidated statements
June 30 of 2013	Trade payables	896	1	897	Consolidated statements
June 30 of 2013	Other accounts payable	1,176	8	1,184	Consolidated statements

June 30 of 2013	Income taxes payable	37	-8	29	Consolidated statements
June 30 of 2013	Deferred taxes	3,388	-10	3,378	Consolidated statements
June 30 of 2013	Retained earnings	4,790	-17	4,773	Consolidated statements
June 30 of 2013	Reserves	-1,460	-1	-1,461	Consolidated statements
June 30 of 2013	Equity Attributable to Equity holders of the Company	7,827	-18	7,809	Consolidated statements
June 30 of 2013	Non-controlling interests	14,621	-27	14,594	Consolidated statements
June 30 of 2013	Revenues from sale of buildings, land and construction work performed	948	-21	927	Consolidated statements
June 30 of 2013	Cost of buildings sold, land and construction work performed	877	-1	876	Consolidated statements
June 30 of 2013	General and administrative expenses	309	-1	308	Consolidated statements
June 30 of 2013	Taxes on income	152	-9	143	Consolidated statements
June 30 of 2013	Net income	974	-10	964	Consolidated statements
June 30 of 2013	Net income attributable to equity holders of the Company	393	-4	389	Consolidated statements
June 30 of 2013	Net income attributable to non-controlling interests	581	-6	575	Consolidated statements
June 30 of 2013	Basic net earnings per share	2.36	-0.02	2.34	Consolidated statements
June 30 of 2013	Diluted net earnings per share	2.34	-0.02	2.32	Consolidated statements
June 30 of 2013	Investments in subsidiaries	11,621	-18	11,603	Separate financial information (“solo”)
June 30 of 2013	Retained earnings	4,790	-17	4,773	Separate financial information (“solo”)
June 30 of 2013	Reserves	-1,481	-1	-1,482	Separate financial information (“solo”)
June 30 of 2013	Equity Attributable to Equity holders of the Company	7,827	-18	7,809	Separate financial information (“solo”)
June 30 of 2013	Income from subsidiaries, net	383	-4	379	Separate financial information (“solo”)
June 30 of 2013	Net income attributable to equity holders of the Company	393	-4	389	Separate financial information (“solo”)
March 31 of 2013	Trade receivables	736	-42	694	Consolidated statements
March 31 of 2013	Trade payables	754	5	759	Consolidated statements
March 31 of 2013	Other accounts payable	1,340	12	1,352	Consolidated statements
March 31 of 2013	Advances from customers and buyers of apartments	260	3	263	Consolidated statements
March 31 of 2013	Income taxes payable	35	-7	28	Consolidated statements
March 31 of 2013	Deferred taxes	3,371	-8	3,363	Consolidated statements
March 31 of 2013	Retained earnings	4,806	-17	4,789	Consolidated statements
March 31 of 2013	Reserves	-1,357	-1	-1,358	Consolidated statements
March 31 of 2013	Equity Attributable to Equity holders of the Company	7,457	-18	7,439	Consolidated statements
March 31 of 2013	Non-controlling interests	14,616	-29	14,587	Consolidated statements
March 31 of 2013	Revenues from sale of buildings, land and construction work performed	427	-18	409	Consolidated statements
March 31 of 2013	Taxes on income	99	-8	91	Consolidated statements
March 31 of 2013	Net income	627	-10	617	Consolidated statements
March 31 of 2013	Net income attributable to equity holders of the Company	333	-4	329	Consolidated statements
March 31 of 2013	Net income attributable to non-controlling interests	294	-6	288	Consolidated statements
March 31 of 2013	Basic net earnings per share	2.02	-0.02	2.00	Consolidated statements
March 31 of 2013	Diluted net earnings per share	2.01	-0.02	1.99	Consolidated statements
March 31 of 2013	Investments in subsidiaries	11,269	-18	11,251	Separate financial information (“solo”)

March 31 of 2013	Retained earnings	4,626	-17	4,789	Separate financial information (“solo”)
March 31 of 2013	Reserves	-1,378	-1	-1,379	Separate financial information (“solo”)
March 31 of 2013	Equity Attributable to Equity holders of the Company	7,457	-18	7,439	Separate financial information (“solo”)
March 31 of 2013	Income from subsidiaries, net	234	-4	230	Separate financial information (“solo”)
March 31 of 2013	Net income attributable to equity holders of the Company	333	-4	329	Separate financial information (“solo”)
December 31 of 2012	Trade receivables	744	-28	716	Consolidated statements
December 31 of 2012	Trade payables	914	3	917	Consolidated statements
December 31 of 2012	Other accounts payable	1,256	7	1,263	Consolidated statements
December 31 of 2012	Deferred taxes	3,382	-2	3,380	Consolidated statements
December 31 of 2012	Retained earnings	4,546	-15	4,531	Consolidated statements
December 31 of 2012	Equity Attributable to Equity holders of the Company	7,696	-15	7,681	Consolidated statements
December 31 of 2012	Non-controlling interests	14,637	-21	14,616	Consolidated statements
December 31 of 2012	Revenues from sale of buildings, land and construction work performed	1,749	11	1,760	Consolidated statements
December 31 of 2012	Cost of buildings sold, land and construction work performed	1,665	55	1,720	Consolidated statements
December 31 of 2012	General and administrative expenses	648	-1	647	Consolidated statements
December 31 of 2012	Taxes on Income	765	-7	758	Consolidated statements
December 31 of 2012	Net income	2,450	-36	2,414	Consolidated statements
December 31 of 2012	Net income attributable to equity holders of the Company	915	-22	893	Consolidated statements
December 31 of 2012	Net income attributable to non-controlling interests	1,535	-14	1,521	Consolidated statements
December 31 of 2012	Basic net earnings per share	5.55	-0.13	5.42	Consolidated statements
December 31 of 2012	Diluted net earnings per share	5.34	-0.13	5.21	Consolidated statements
December 31 of 2012	Investments in subsidiaries	11,967	-15	11,952	Separate financial information (“solo”)
December 31 of 2012	Retained earnings	4,546	-15	4,531	Separate financial information (“solo”)
December 31 of 2012	Equity Attributable to Equity holders of the Company	7,696	-15	7,681	Separate financial information (“solo”)
December 31 of 2012	Income from subsidiaries, net	1,168	-22	1,146	Separate financial information (“solo”)
December 31 of 2012	Net income attributable to equity holders of the Company	915	-22	893	Separate financial information (“solo”)
September 30 of 2013	Trade receivables	769	-74	695	Consolidated statements
September 30 of 2013	Other accounts payable	255	3	258	Consolidated statements
September 30 of 2013	Inventory of buildings and apartments for sale	691	-3	688	Consolidated statements
September 30 of 2013	Deferred taxes	181	2	183	Consolidated statements
September 30 of 2013	Trade payables	895	11	906	Consolidated statements
September 30 of 2013	Income taxes payable	38	-8	30	Consolidated statements
September 30 of 2013	Deferred taxes	3,343	-10	3,333	Consolidated statements
September 30 of 2013	Retained earnings	5,036	-24	5,012	Consolidated statements
September 30 of 2013	Reserves	-1,523	-2	-1,525	Consolidated statements
September 30 of 2013	Equity Attributable to Equity holders of the Company	8,010	-26	7,984	Consolidated statements
September 30 of 2013	Non-controlling interests	14,670	-39	14,631	Consolidated statements
September 30 of 2013	Revenues from sale of buildings, land and construction work performed	1,320	-45	1,275	Consolidated statements

September 30 of 2013	Cost of buildings sold, land and construction work performed	1,214	-3	1,211	Consolidated statements
September 30 of 2013	Company’s share in earnings of equity-accounted investees, net	164	2	166	Consolidated statements
September 30 of 2013	Taxes on Income	171	-9	162	Consolidated statements
September 30 of 2013	Net income	1,555	-31	1,524	Consolidated statements
September 30 of 2013	Net income attributable to equity holders of the Company	714	-11	703	Consolidated statements
September 30 of 2013	Net income attributable to non-controlling interests	841	-20	821	Consolidated statements
September 30 of 2013	Basic net earnings per share	4.21	-0.07	4.14	Consolidated statements
September 30 of 2013	Diluted net earnings per share	4.19	-0.06	4.13	Consolidated statements
September 30 of 2013	Investments in subsidiaries	12,313	-26	12,287	Separate financial information (“solo”)
September 30 of 2013	Retained earnings	5,036	-24	5,012	Separate financial information (“solo”)
September 30 of 2013	Reserves	-1,523	-2	-1,525	Separate financial information (“solo”)
September 30 of 2013	Equity Attributable to Equity holders of the Company	8,010	-26	7,984	Separate financial information (“solo”)
September 30 of 2013	Income from subsidiaries, net	714	-11	703	Separate financial information (“solo”)
September 30 of 2013	Net income attributable to the Company	714	-11	703	Separate financial information (“solo”)

Explanation: where due to the level of complexity of the error and its correction, the accurate amounts required to correct such error cannot be specified in order to meet the timetables for publication of the immediate reports, the Corporation will include in the comments a preliminary estimate of the effect of the correction of the error. As a result, the Corporation is obligated to publish a complementary immediate report that will contain the entire required disclosure, at the date on which it completes its examination of the effect of the error and its correction.

5.	The identity of the Company’s organs that discussed the issue of the material error which requires a correction of the financial statements:

The Company’s management, the Audit Committee, and the Company’s Board of Directors

6.	The dates on which the aforesaid discussions were held:

1	August 28, 2014

2	August 31, 2014

7.	Was the Corporation’s auditor present in the discussion: Yes

8.	Details of the financial statements in which the material error will be corrected, and timetables for their publication:

The financial statements as at December 31, 2013 and as at March 31, 2014, the corrected financial statements will be published by September 10, 2014 in Israel

The date on which the Corporation first learned of the event: August 31, 2014, 17:30

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.